SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON FEBRUARY 23rd, 2010

DATE, TIME AND PLACE: On February 23rd, 2010, at 11:00 am, in the Meeting Hall of the Board of Directors, located at Avenida das Américas, No. 3,434, 1st Block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered at the date, time and place above mentioned, in the presence of Messrs. Mario Cesar Pereira de Araujo, Gabriele Galateri di Genola, Luca Luciani, Marco Patuano, Maílson Ferreira da Nóbrega, Manoel Horácio Francisco da Silva and Andrea Sandro Calabi, members of the Company’s Board of Directors. Pursuant to the provided for in the Section 29, paragraph 2nd of the Company’s By-Laws, Mr. Stefano de Angelis attended the meeting by means of conference call. Pursuant to the provided for in the Section 163, paragraph 3rd of the Brazilian Law No. 6,404/1976, also attended the meeting the members of the Company’s Statutory Audit Committee, Messrs. Miguel Roberto Gherrize, Oswaldo Orsolin, Alberto Emmanuel Carvalho Whitaker, Alfredo Ferreira Marques Filho and Luiz Mariano de Campos. Besides, also attended the meeting Messrs. Claudio Zezza, Chief Financial and Investor Relations Officer, Beniamino Bimonte, Chief Human Resources Officer, Carlo de Martino, Chief External Relations Officer, and Alessandra Catanante, Secretary General of the Board of Directors, along with the representatives of Ernst & Young Auditores Independentes S.S., as well as the representative of Accenture do Brasil Ltda.

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mrs. Alessandra Catanante – Secretary General.

AGENDA: (1) Relevant notices to the Board of Directors – activities carried out by the Special Advisory Committees: Compensation Committee and Internal Control and Corporate Governance Committee; (2) Resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2009; (3) Resolve on the proposal for the allocation of the results related to the year 2009 and distribution of dividends by the Company; (4) Resolve on the proposed compensation to the management;

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(5) Resolve on the proposal for amendment to the By-Laws of the Company and its subsidiary, TIM Celular S.A.; (6) Resolve on the proposal for extension of the Cooperation and Support Agreement, to be entered by and between Telecom Italia S.p.A. and TIM Celular S.A., with the Company as intervener; (7) Resolve on the engagement of the Independent Auditors of the Company and its subsidiaries; (8) Resolve on the proposed budget of the Company and its subsidiaries for the year 2010; (9) Appoint, as provided for in the Section 25, XXIV of the Company’s By-Laws, the Company’s representatives in the management of its subsidiaries; (10) Resolve on the granting of a donation by the subsidiary TIM Celular S.A. to the Instituto Auditório Ibirapuera de São Paulo (SAS 172); (11) Resolve on the convening of an Annual and Extraordinary and Shareholders’ Meeting of the Company, in order to submit to approval the matters listed on items (2), (3), (4), (5) and (6) above; and (12) Other matters related to the items of the agenda or even of general interest to the Company.

RESOLUTIONS: Upon review and discussion of the matters included in the agenda and the related material, which shall be duly filed in the Company’s headquarters, the Board Members resolved to, by unanimous vote: (1) acknowledge about the activities carried out by the Compensation Committee and by the Internal Control and Corporate Governance Committee, in the last meeting of the referred bodies, both of them held on this date; (2) approve, based on the information furnished by the Company, the Statutory Audit Committee and the independent auditors, the management`s report and the financial statements of the Company, dated as of December 31st, 2009, duly audited by the independent auditors of the Company and enclosed with the respective Opinion, as well as with the Opinion of the Statutory Audit Committee; (3) approve the management`s proposal for allocation of the results related to the year 2009 and distribution of dividends by the Company; (4) approve the proposed compensation to the Company`s managers during 2010; (5) acknowledge the proposal for amendments to the item XX of the Section 25 and the Section 31 of the Company’s By-Laws, as well as to the item I of the Section 9th and the 1st paragraph of the Section 16 of the By-Laws of the subsidiary TIM Celular S.A., which shall be approved by the respective Shareholders` Meetings; (6) submit, according to the item XII of the Section 25 of the Company`s ByLaws, to discussion, appreciation and approval by the Extraordinary Shareholders` Meeting, the Officers` proposal related to the extension of the Cooperation and Support Agreement, to be entered by and between Telecom Italia S.p.A. and TIM Celular S.A., with the Company as intervener (“Agreement”). Based on the documents presented by the Officers, the conclusion is that the Companies have actually been benefited from the solutions and innovations not yet fully available in the Brazilian market, with a lower cost and gains in productivity. The Projects were followed-up and validated by the independent consultant, which concluded that the performance of the Agreement observed the current procedures of the Company for contracts in general, with no preference or any sort of exception on behalf of Telecom Italia S.p.A.

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Therefore, this Board summoned the Officers` proposal related to the convening of the General Shareholders` Meeting, in order to discuss and resolve on the eventual extension of such Agreement for a further 12-month period, to be entered by and between Telecom Italia S.p.A. and TIM Celular S.A., with the Company as intervener. The following documents were duly forwarded to the Board Members, for their knowledge: (i) new fairness opinion issued by Accenture do Brasil, which concludes that all the conditions stated in the documents related to the extension of the Agreement are equitable and that the values established for the projects to be performed in 2010 are in better conditions to the Company than the current market conditions; (ii) legal opinions issued by the Brazilian law firm Momsen, Leonardos & Cia. and by the Italian law firm Studio Torta, which reinforce that the provisions of the Agreement, as they are written, are in accordance with the Brazilian law, the Italian law and the market conditions; (iii) roadmap that details the activities and projects to be performed under the Agreement, if approved. Further to all the review and analysis, the Board decided to submit the proposal to the General Shareholders` Meeting, based on the Officers` proposal, as well as per the further documents hereinabove mentioned; (7) approve, based on favorable recommendations of the Statutory Audit Committee and the Internal Control and Corporate Governance Committee, the engagement of PriceWaterhouseCoopers as the independent auditors of the Company and its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações Ltda. (“Subsidiaries”), pursuant to the material presented to the Board Members and which shall be filed in the Company`s headquarters; (8) approve the proposed budget of the Company and its Subsidiaries for the year 2010, pursuant to the material presented to the Board Members; (9) appoint, as provided for in the Section 25, XXIV of the Company’s By-Laws, the Company’s representatives in the management of its Subsidiaries, pursuant to the material presented to the Board Members, appointments which shall be taken into resolution on the respective corporate bodies of the Subsidiaries; (10) approve the granting of a donation by the subsidiary TIM Celular S.A. to the Instituto Auditório Ibirapuera de São Paulo, in the amount of R$ 1.050.000,00 (one million and fifty thousand Brazilian currencies), provided that this amount shall be utilized aiming the maintenance of the “Auditório”, as well as cultural and social development, through specific Projects (SAS 172); (11) approve the convening of an Extraordinary and Annual Shareholders’ Meeting of the Company, to be held until April 2010, in order to submit to approval the matters listed on items (2), (3), (4), (5) and (6) above; and (12) The Chairman of the Board informed the other Board Members about the receipt of the resignation letter sent by Mr. Carmelo Furci from the position of member of this Board of Directors, whose resignation was filed and considered effective as from January 31st, 2010, as well as the receipt of the resignation letter sent by Mr. Guglielmo Noya from the position of alternate member of this Board of Directors, whose resignation was filed and considered effective as from January 29th, 2010, and the receipt of the resignation letters sent by Mrs. Lara Cristina Ribeiro Piau Marques from the positions of alternate member of this Board of Directors and Legal Officer, whose resignations were

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filed and considered effective as from November 30th, 2009, in both the positions. The Board Members expressed sincere thanks for the relevant services rendered during the time Messrs. Carmelo Furci, Guglielmo Noya and Lara Ribeiro Piau Marques held their positions in the Company. Due to the resignation of Mr. Carmelo Furci and consequent vacancy of the position of member of the Board of Directors, such position shall now be held by the respective alternate member, Mr. Emmanuele Carboni, pursuant to the provided for in the Section 28 of the Company’s By-Laws, while the other positions referred above shall remain vacant. Besides, the resignation of Mr. Carmelo Furci from the position of effective member of the Board of Directors, which is recorded above, results in the vacancy of the positions of member of the Compensation Committee and member of the Internal Control and Corporate Governance Committee previously held by the resigner, in this sense, the Board Members resolved to elect, by unanimous vote, Mr. Gabriele Galateri di Genola to the position of member of the Compensation Committee of the Company, and Mr. Stefano de Angelis to the position of member of the Internal Control and Corporate Governance Committee of the Company. Due to the above resolutions, the Compensation Committee is composed, in this date, by Messrs. Gabriele Galateri di Genola, Andrea Sandro Calabi and Manoel Horácio Francisco da Silva, while the Internal Control and Corporate Governance Committee is composed, in this date, by Messrs. Maílson Ferreira da Nóbrega, Manoel Horácio Francisco da Silva and Stefano de Angelis. Further, the attending members of the Compensation Committee elected, by unanimous vote, Mr. Gabriele Galateri di Genola as Chairman of the referred Committee.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the Board Members. Directors: Messrs. Mario Cesar Pereira de Araujo, Gabriele Galateri di Genola, Luca Luciani, Marco Patuano, Stefano de Angelis, Maílson Ferreira da Nóbrega, Manoel Horácio Francisco da Silva and Andrea Sandro Calabi.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), February 23rd, 2010.

ALESSANDRA CATANANTE
Secretary General

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 24, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.